Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

July 30, 2021

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2151

ARK Early Stage Disruptors Portfolio, Series 1

File Nos. 333-257325 and 811-03763

Dear Mr. Bartz:

           This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2151, filed on June 23, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the ARK Early Stage Disruptors Portfolio, Series 1 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

           1.       The “Security Selection” section mentions five innovation platforms. Please disclose these in the “Principal Investment Strategy” section.

           Response:       In response to this comment, the following paragraph will be added after first paragraph under the “Principal Investment Strategy” section:

           The trust will invest in securities that the sponsor believes are early stage disruptors that are involved in at least one of the following five innovation platforms: DNA sequencing, robotics, energy storage, artificial intelligence and blockchain technology. Each innovation platform has associated transformative technologies and while the trust may be exposed to some of the associated transformative technologies, the trust may not have exposure to all of them. The associated transformative technologies for the innovation platforms are:

•	DNA sequencing – immunotherapy, gene editing and sequencing technology
•	Robotics – adaptive robotics, 3D printing and reusable rockets
•	Energy storage – autonomous mobility and battery systems
•	Artificial intelligence – Neural networks, mobile connected devices, cloud computing and internet of things
•	Blockchain technology – blockchain and frictionless value transfer

           The trust does not invest directly in cryptocurrencies or invest indirectly in cryptocurrencies through derivative instruments or other investment vehicles, such as exchange-traded funds or other funds, that seek to track the price movements of one or more cryptocurrencies. Additionally, the trust will not invest in initial coin offerings.

2. The second paragraph of this section states that ARK Investment Management LLC (“ARK”) will serve as the trust’s portfolio consultant. Please explain why ARK should not be considered an investment adviser to the trust pursuant to Section 2(a)(20) of the Investment Company Act, and therefore subject to the requirements of Section 15(a) of the Investment Company Act.

           Response:       The sponsors of unit investment trusts (“UITs”) have been responsible for selecting the portfolios of the UITs as a part of their broker-dealer responsibilities as depositor and have not been regarded as investment advisers to the UITs under Section 2(a)(20) of the Investment Company Act. The assistance that ARK provides to Guggenheim Funds Distributors, LLC (the “Sponsor”) helps the Sponsor fulfill its obligation as a depositor. ARK is not providing advice to the trust, rather, it advises the Sponsor. Accordingly, the Sponsor believes that ARK is not an investment adviser of the trust under the Investment Company Act. This is a well-established understanding consistent with the way the staff of the Commission has viewed the roles of these parties and consistent with the manner in which the UIT industry has operated.

3. The third paragraph of this section discloses that the trust may invest in non-U.S. companies. Will the trust invest in companies located in emerging markets? If so, please disclose this and provide the corresponding risks.

           Response:       The trust may invest in companies located in emerging markets. Consequently, the trust will disclose this in the “Principal Investment Strategies” section and include the corresponding risk factors.

Investment Summary — Security Selection

4. The first paragraph of this section mentions five innovation platforms. One of these platforms is blockchain technology. As a result, please:

a)	Disclose explicitly, in this section or elsewhere, that the trust will not invest directly or indirectly in cryptocurrencies;
b)	Disclose that since the trust does not invest directly or indirectly in cryptocurrencies, the trust is not expected to track the price movements of any cryptocurrencies;
c)	Disclose that the trust will not invest in initial coin offerings; and
d)	Advise us supplementally approximately what percentage of the portfolio is expected to be invested in blockchain technology.

           Response:       Please see the response to comment 1 for the response to comments 4(a) – 4(c). With regard to the percentage of the portfolio invested in blockchain technology, it is expected that the trust will invest less than 10% of its portfolio in companies related to blockchain technology.

5. The “Bottom-Up Analysis” section provides six metrics used in selecting the trust’s portfolio. Please provide a more detailed description of these metrics. Additionally, for the fifth metric, please clarify whether the 5-year return is a projected or historical return. Also, please delete the parenthetical because it can be seen as a misleading representation about past or future performance in violation of Rule 156(b)(2) under the Securities Act of 1933.

           Response:       In response to this comment, the six metrics will be revised as follows:

1.	Company, People and Culture – Assess a company’s goals and processes by examining characteristics such as, but not limited to, how the company uses its resources, the company’s product and profits, the quality of its employees and the company’s mission statement and values.
2.	Execution of Objectives – Assess whether a company meets or exceeds its objectives and compare its performance in relation to its peers.
3.	Moat or Barriers to Entry – Assess the degree in which a company has a reason that prevents competitors from compromising that company’s business model.
4.	Product and Service Leadership – Assess the degree that a product is disruptive and a leader in its category.
5.	Valuation: 5-Year Projected Return – Assess a company’s projected revenue and share price over the next five years.
6.	Thesis Risk – Measure the probability that the evaluations of a company’s metrics are incorrect or that the assessed outcome may not occur.

Investment Summary — Principal Risks

6. Please disclose in the third risk that the strategy of investing in early stage disruptors may not produce the intended results.

           Response:       In response to this comment, the following will be added after the first sentence of the third risk: “Although the trust’s investment strategy is designed to achieve the trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.”

Additional Revisions

           The trust will change its structure from a grantor trust to a regulated investment company. Accordingly, revisions will be made to the prospectus to reflect this change. Additionally, the trust is changing how the payments to ARK will be made. Instead of paying a percentage of the aggregate daily liquidation value of transactional sales made during the primary offering period, the payments will be a dollar amount per unit multiplied by the number of outstanding units on the day following the end of the primary offering period. The prospectus will be revised to reflect this change.

           We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren